U.S. SECURITIES AND EXCHANGE COMMISSION              OMB APPROVAL
                Washington, D.C. 20549                OMB Number  3235-0104
                                                      Expires:  January 31, 2005
                        FORM 3                        Estimated average burden
                                                      hours per resonse..... 0.5

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

Unit Holdings Ltd.
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(Last) (First) (Middle)

4450 Arapahoe Avenue, Suite 100
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(Street)

Boulder, Colorado  80303
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(City) (State) (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

02/12/03
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

Petrogen Corp. (formerly known as "Hadro Resources, Inc.")  ("PTGC")
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

 X    Form filed by One Reporting Person
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      Form filed by More than One Reporting Person
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*    Sacha Spindler is the sole officer/director and majority shareholder of
     Unit Holdings Ltd., which holds of record 2,378,885 shares of common stock of Petrogen Corp. Mr. Spindler has exclusive voting and disposition rights.

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FORM 3 (continued)


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                                     Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)     4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)          (Instr.5) *
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
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Common Stock, $.0001 par value            2,378,885*                 D                   n/a
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  See Attachment A

                           (Print or Type Responses)
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
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FORM 3 (continued)

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                                    Table II -- Derivative Securities Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                       5. Owner-
                                                    3. Title and Amount of Securities                     ship
                                                       Underlying Derivative Security                     Form of
                         2. Date Exercisable           (Instr. 4)                                         Derivative
                            and Expiration Date     ---------------------------------   4. Conver-        Security:
                            (Month/Day/Year)                              Amount           sion or        Direct      6. Nature of
                            -------------------                           or               Exercise       (D) or         Indirect
                            Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Security        Exer-      tion                               of               Derivative     (I)            Ownership
   (Instr. 4)               cisable    Date        Title                  Shares           Security       (Instr.5)      (Instr. 5)
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
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Incentive
Stock Options               02/12/03   02/12/06    Common Stock           500,000          $0.50           D              n/a
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Explanation of Responses:


Unit Holdings Ltd.

By: /s/ Sacha H. Spindler                                February 14, 2003
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Sacha H. Spindler, President

**Signature of Reporting Person                          Date



**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient. See Instruction 6 for procedure.


                             ATTACHMENT A TO FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
                             FOR UNIT HOLDINGS LTS.


     On October 9, 2002, effective February 12, 2003, Hadro Resources, Inc. a Nevada corporation now known as "Petrogen Corp." (the "Company"), Petrogen Inc., a Colorado corporation ("Petrogen"), and the shareholders of Petrogen (the "Petrogen Shareholders") entered into a share exchange agreement (the "Share Exchange Agreement"). As of the date of this Form 3, the Company has begun to consummate and finalize the acquisition of Petrogen.

     Pursuant to the terms of the Share Exchange Agreement, the Company has acquired from the Petrogen Shareholders up to one hundred percent (100%) of the issued and outstanding shares of common stock of Petrogen. The terms of the Share Exchange Agreement require the Company to (i) issue up to 7,000,000 post-Reverse Stock Split shares of its restricted common stock to the Petrogen Shareholders in proportion to their respective holdings in Petrogen; (ii) grant up to 2,000,000 post-Reverse Stock Split stock options to replace all stock options presently outstanding in Petrogen; (iii) grant up to 167,189 post-Reverse Stock Split common stock purchase warrants to replace all common stock purchase warrants presently outstanding in Petrogen; and (iv) issue 300,000 post-Reverse Stock Split shares of its restricted common stock as a finder's fee.

     As of the date of this Form 3, the Company has issued an aggregate of 7,300,000 shares of its restricted common stock. Certain common stock purchase warrants (the "Warrant(s)") aggregating 167,189 have been granted in accordance with the terms and provisions of warrant agreements pursuant to which the holder thereof has the right to convert such Warrant into shares of restricted common stock on a one-to-one basis as follows: (i) 7,430 Warrants exercisable at the rate of $1.20 per share expiring December 20, 2003; (ii) 14,822 Warrants exercisable at the rate of $0.40 per share expiring October 29, 2004; (iii) 11,857 Warrants exercisable at the rate of $0.50 per share until June 22, 2003 and thereafter at the rate of $0.80 per share expiring on June 22, 2004; (iv) 18,972 Warrants exercisable at the rate of $0.50 per share until August 9, 2003 and thereafter at the rate of $0.80 per share expiring August 9, 2004; (v) 59,286 Warrants exercisable at the rate of $0.40 per share expiring November 13, 2004; and (vi) 14,822 Warrants exercisable at the rate of $0.40 per share expiring November 14, 2004. As of the date of this Form 3, 167,189 Warrant have been granted and are outstanding. As granted, the 167,189 common stock purchase warrants may be converted into 167,189 shares of common stock.

     An aggregate offering price of $115,202.50 was determined as follows. For purposes of valuation of the shares of common stock issued in accordance with the terms of the Share Exchange Agreement, the aggregate offering price of $7,300.00 was determined as follows: (i) $7,000.00 for 7,000,000 shares of common stock issued at $0.001 per share; and (ii) $300.00 for 300,000 shares of common stock issued at $0.001 per share. For purposes of valuation of the Warrants granted, an aggregate offering price of $107,902.50 was determined as follows: (i) $56,916.00 for 47,430 Warrants exercisable into 47,430 shares of common stock at $1.20 per share; (ii) $35,572.00 for 88,930 Warrants exercisable into 88,930 shares of common stock at $0.40 per share; and (iii) $15,414.50 for 30,829 Warrants exercisable into 30,829 shares of common stock at $0.50 per share.

     The valuation for the issuance of shares of common stock as reported herein is $2,378.89 for the issuance of 2,378,885 shares of common stock at $0.001 per share to Unit Holdings Ltd. Sacha H. Spindler, the President/Chief Executive Officer and a director of the Company is the sole director/officer and a majority shareholder of Unit Holdings Ltd., and has sole dispositive and voting rights pertaining to the shares of common stock of the Company held by Unit Holdings Ltd.